

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Via E-mail

John Long
Chief Executive Officer
Workstream Inc.
485 N. Keller Road, Suite 500
Maitland, Florida 32751

> **Re:** **Workstream Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2011**
>
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Forms 10-Q for the Quarters Ended August 31 and November 30, 2010**
> **File No. 001-15503**

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 4 – Reverse Stock Split Amendment, page 16

1.   We note the table on page 18 that shows certain effects of the reverse stock split if it were effected as of February 7, 2011. Please additionally disclose, in tabular format, the number of shares of the company's common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split. Additionally, please ensure that the number of common shares reserved for issuance under your Amended and Restated 2002 Stock Option Plan, and any other shares that may be reserved for issuance, are reflected in the table.

John Long
Workstream Inc.
March 11, 2011
Page 2

2.	Since it does not appear that you are undertaking to reduce the number of shares in connection with the reverse stock split, please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split. If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

Form 10-K for the fiscal year ended May 31, 2010

Item 9A(T). Controls and Procedures, page 72

3.	It does not appear that you have disclosed the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures. In this regard, we note that your disclosure combines the required disclosures regarding disclosure controls and procedures pursuant to Item 307 of Regulation S-K and the required disclosures regarding internal control over financial reporting pursuant to Item 308T of Regulation S-K without adequately providing all of the required disclosures. Therefore, please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K. Please note that you are required to include the certifications required by Rules 13a-14(a) and 15d-14(a) with your amendment. You may omit portions of the certifications in accordance with our Exchange Act Rules Compliance and Disclosure Interpretation Question 161.01, available on our website. This comment also applies to your Forms 10-Q for the fiscal quarters ended August 31 and November 30, 2010, which must also be amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel